

March 14, 2024

Robert McAllister
Principal Executive Officer
Enertopia Corp.
1873 Spall Rd. #7
Kelowna, British Columbia
Canada, V1Y4R2

> **Re: Enertopia Corp.**
> **Form 10-K/A for the Fiscal Year ended August 31, 2023**
> **Filed February 1, 2024**
> **File No. 000-51866**

Dear Robert McAllister:

We have reviewed your March 12, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

Form 10-K/A for the Fiscal Year ended August 31, 2023

Properties, page 12

1. We note that you provided a technical report summary in response to prior comment one and proposed additional disclosures in response to prior comment two, which are incremental to the proposed disclosures in your February 27, 2024 responses to comments two and four. Please proceed with filing your amendment to the August 31, 2023 Form 10-K, to include the revisions proposed in your February 27, 2024 and March 12, 2024 response letters and to include the technical report summary as Exhibit 96.

    Please include updated officer certifications along with your amendment to comply with Item 601(b)(32) of Regulation S-K and Rule 12b-15 of Regulation 12B.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation